TEKNIK DIGITAL ARTS, INC.
March 14, 2008
Via Edgar
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attn: David L. Orlic
Re:	Amendment to Acceleration Request Registration Statement on Form S-1 File No. 333-143925
Ladies and Gentlemen:
     On March 13, 2008, we requested acceleration of the effective date of Teknik Digital Arts, Inc.’s Form S-1 Registration Statement. In connection with such request, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any inquiries or comments to the Company’s outside legal counsel, Gregory R. Hall of DLA Piper US LLP, at (480) 606-5128. Mr. Hall’s fax number is (480) 606-5528.
Very truly yours,
Teknik Digital Arts, Inc.
/s/ John R. Wardl
John R. Ward
CEO